UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

December 6, 2018

Commission File Number 001-37651

Atlassian Corporation Plc
(Translation of registrant’s name into English)

Exchange House
Primrose Street
London EC2A 2EG
c/o Herbert Smith Freehills LLP
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Results of 2018 Annual General Meeting
On December 4, 2018, Atlassian Corporation Plc (the “Company”) held its 2018 Annual General Meeting (“AGM”). At the AGM, thirteen resolutions, as set out in the Company’s Notice of Annual General Meeting dated October 25, 2018, were considered and acted upon. All thirteen resolutions were proposed and approved on a poll.
Each shareholder present in person, or by proxy, was entitled to one vote for every Class A ordinary share held and ten votes for every Class B ordinary share held. The total number of votes received for each resolution is set out below (shown to reflect ten votes for every Class B ordinary share and one vote for every Class A ordinary share). As of October 10, 2018, the voting record date, there were 110,862,872 Class A ordinary shares and 127,283,703 Class B ordinary shares outstanding, all of which were entitled to vote with respect to all matters acted upon at the AGM.

	Resolutions	For	Against	Abstain
1.	To receive the Company’s accounts and the reports of the directors and the auditors for the year ended June 30, 2018 (the “Annual Report”).	1,350,319,642	240,173	104,692
2.	To approve the Directors’ Remuneration Report as set forth in the Annual Report.	1,340,674,236	109,309	9,880,962
3.	To reappoint Ernst & Young LLP as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company.	1,350,426,392	194,677	43,438
4.	To authorize the Audit Committee of the Board of Directors to determine the remuneration of the auditor.	1,350,418,064	202,026	44,417
5.	To re-elect Shona L. Brown as a director of the Company.	1,350,351,423	264,794	48,290
6.	To re-elect Michael Cannon-Brookes as a director of the Company.	1,350,592,939	22,796	48,772
7.	To re-elect Scott Farquhar as a director of the Company.	1,350,519,711	96,197	48,599
8.	To re-elect Heather Mirjahangir Fernandez as a director of the Company.	1,350,581,754	35,783	46,970
9.	To re-elect Sasan Goodarzi as a director of the Company.	1,350,574,066	43,039	47,402
10	To re-elect Jay Parikh as a director of the Company.	1,350,571,293	44,426	48,788
11	To re-elect Enrique Salem as a director of the Company.	1,349,991,533	244,060	428,914
12	To re-elect Steven Sordello as a director of the Company.	1,349,960,322	275,115	429,070
13	To re-elect Richard P. Wong as a director of the Company.	1,349,461,935	773,462	429,110

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 6, 2018	Atlassian Corporation Plc

/S/ James Beer
James Beer Chief Financial Officer (Principal Financial Officer)